PRESS RELEASE

ASANKO GOLD TO RECEIVE US$185 MILLION FROM GOLD FIELDS FOR 50% JOINT VENTURE INTEREST AND US$17.6 MILLION FOR 9.9% PRIVATE PLACEMENT IN ASANKO GOLD

Vancouver, British Columbia, March 29, 2018 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) is pleased to announce that it has entered into certain definitive agreements under which Asanko will receive US$185 million for a 50% joint venture ("JV") interest in its Asanko Gold Mine ("AGM") from subsidiaries of Gold Fields Limited ("Gold Fields") (JSE, NYSE: GFI), one of the world's largest gold producers and the second largest gold producer in Ghana.

Under the various transaction agreements ("Transactions"), Asanko and Gold Fields will, among other things, form an incorporated 50:50 corporate JV which will own Asanko's 90% interest in the Asanko Gold Mine (the "AGM") and all associated properties in Ghana. The Government of Ghana will continue to hold a free-carried 10% interest. In addition to the JV interest, Gold Fields will purchase a 9.9% shareholding interest in Asanko for approximately US$17.6 million to purchase 22,354,657 shares at approximately US$0.79, equal to the 5-day VWAP as of market close on March 27, 2018. Asanko will host an investor conference call at 9am ET today, details below.

Transaction Highlights

  Asanko will receive from Gold Fields:

    US$165 million in cash, payable upon closing of the JV Transaction expected before end of Q3 2018

    US$20 million in cash, also payable for the JV Transaction, on an agreed Esaase development milestone but in any event no later than December 31, 2019

    US$17.6 million from Gold Fields for a 9.9% private placement in Asanko shares at a price of US$0.79 anticipated to be completed in the immediate future

  Asanko will remain the manager and operator of the AGM and will continue to be paid an arm's length management fee for services rendered to the JV of approximately US$6 million per annum

  Asanko will use the proceeds primarily to repay its outstanding Red Kite debt of US$164 million

  Asanko views the JV as a significantly superior outcome than a restructuring of the Red Kite debt facility as it provides a balanced risk/return profile and creates a debt free platform that will enable Asanko to accelerate growth opportunities and pursue its strategy of becoming a mid-tier gold producer

"This transaction presents a unique opportunity for Asanko to de-risk its future production targets whilst at the same time eliminating corporate debt. With a healthy balance sheet and robust operational cash flows, together with a strong technical endorsement, our Life of Mine plan is assured" said Asanko President and CEO, Peter Breese.

"After carefully weighing the benefits of this transaction, we have determined that it is superior to the alternative of engaging with Red Kite to extend our debt. With the repayment of the Red Kite debt, Asanko has achieved significant financial flexibility moving forward as we seek to continue to grow our business over the medium term."

"The mine is now operating well within our business targets, with mining efficiencies and the process plant delivering ahead of plan. With this new investment and the freeing up of our balance sheet, we will now move forward with the development of our large scale Esaase deposit, with a view to commencing production in 2019 with an interim trucking operation until the conveyor is fully operational in late 2020. We look forward to working in partnership with Gold Fields and sharing mining and exploration expertise to create added value for all our stakeholders."

Nicholas Holland, CEO of Gold Fields, commented: "West Africa is an important part of our business and we look forward to a long partnership with Asanko in Ghana. We view the Asanko Gold Mine as a high quality asset and a great addition to our existing portfolio of open pit gold operations in the country."

Transaction Rationale

  Significantly improved balance sheet

    Asanko emerges debt free following repayment of Red Kite Facility

    Strong attributable pro forma cash position of approximately US$35 million (US$55 million including deferred consideration) as at March 23, 2018

  World-Class Partner with Experience in Ghana

    Gold Fields is Ghana's second largest gold producer with more than 20 years of in-country experience

    Gold Fields brings considerable technical and exploration expertise that complements Asanko's existing development and operating capabilities

  Management and Asset Validation

    Partnership endorses Gold Fields confidence in Asanko's mine operator capabilities

    Partnership validates the AGM from a technical and operational perspective

  Well Positioned for Future Growth

    Near-term organic growth self funded by the AGM from internally generated cash flows

    Robust balance sheet with which to fund growth initiatives

Further Transaction Particulars

Under the terms of the Transaction, on closing, Gold Fields will acquire a 50% participating interest in Asanko's 90% ownership interest in the AGM for an aggregate US$185 million in cash, of which US$165 million is payable upon closing. The remaining US$20 million is payable upon achievement of an agreed Esaase development milestone but in any event by no later than December 31, 2019.

The closing of the Transaction is expected to occur before end of Q3 2018 and is subject to customary conditions precedent including that no material adverse event occurs and Ghanaian Minister of Lands and Natural Resources does not object.

The Transaction will impact the recognition, presentation and measurement of assets and liabilities associated with the Company's Ghanaian operations. The results of which are expected to result in a non cash impairment charge based on the JV Transaction indicative asset value.

The Joint Venture Agreement

Asanko will remain the manager (operator) of the AGM. A management committee will be formed, with representatives from each party, to govern the operating and development activities of JV. The JV will continue to pay Asanko an arm's length management fee for services rendered of approximately US$6 million per annum. The JV will fund its growth from operating cash flow. The JV Agreement has customary terms for program participation elections, dilution of equity interest for non-participation, sole risk rights for new projects and expedited dispute resolution.

The Private Placement and Investor Rights Agreement

Gold Fields has agreed to purchase 22,354,657 common shares of the Company through a private placement, at a price of approximately US$0.79 per share (the "Private Placement") equal to the 5-day VWAP as of market close on March 27, 2018. The net proceeds of the Private Placement will total approximately US$17.6 million, which will further strengthen Asanko's balance sheet. These shares are subject to a customary four month resale restricted period in Canada. In connection with the Private Placement, Gold Fields will sign an investor rights agreement with Asanko under which Gold Fields will receive certain rights to participate in future Asanko share issuances in order to maintain its 9.9% shareholding for up to five years. In addition, Gold Fields has agreed that it will standstill at this level of ownership for a one year period unless Asanko otherwise consents, and will support Asanko management nominees at shareholder meetings. The Private Placement is anticipated to be completed in the immediate future and has received conditional TSX approval.

Repayment of the Red Kite Debt

Asanko will use the JV Transaction cash to repay in full all outstanding principal and accrued interest (US$164 million) owing to RK Mine Finance Trust I ("Red Kite") under the Definitive Senior Facilities Agreement upon closing. There are no early repayment penalties associated with the Red Kite debt. Red Kite's current gold offtake agreement will remain in effect until all outstanding ounces have been delivered to Red Kite or the JV elects to terminate the offtake and pay the associated fee.

In the event that the JV Transaction has not completed by July 1, 2018, when the first principal repayment of the Red Kite debt is due, Gold Fields has also agreed to provide a bridge loan of up to US$20 million for Asanko, to be drawn at Asanko's sole discretion. The bridge loan will be credited towards Gold Fields' contribution to the Joint Venture on closing. If closing does not complete for any reason, the bridge loan will be repayable, after written demand with a 30 day notice, at any time after six months from the date of advance of the bridge loan. If Asanko does not repay the bridge loan, the bridge loan claim would effectively be used to subscribe for new common shares of Asanko, up to the point where Gold Fields would own 19.9% of the outstanding Asanko shares, and the balance would be repaid in cash. Pricing of these shares is subject to TSX policy.

Development of Esaase Proceeding

The development of the large-scale Esaase deposit will commence in 2018 and initial production is expected in Q1 2019 with an interim trucking operation of approximately 1.5 million tonnes per annum during 2019 and 2020. The pre-production capital associated with opening up Esaase is approximately US$9 million, of which US$7 million is expected to be spent in 2018. A trucking permit has been applied for and is anticipated before the end of 2018.

2018 Guidance and 5 Year Outlook

As announced on March 15, 2018, the Company released its 2018 Guidance and 5-Year Outlook, which is summarized below. This Transaction will enable the AGM to generate strong cash flows to fund its capital requirements over the next three years.

Asanko Gold Mine 100% basis		2018	2019	2020	2021	2022	2023
Ore tonnes mined	000't	4,300-4,700	7,300	7,560	5,450	6,980	6,400
Average grade mined	g/t	1.4	1.4	1.5	1.3	1.5	1.4
Tonnes processed	000't	4,700-5,000	5,000	5,000	5,000	5,000	5,000
Mill head grade	g/t	1.5	1.7	1.8	1.5	1.8	1.7

Gold Production	000'oz	200-220	255	280	220	265	245
AISC[1]	US$/oz	1,050-1,150	950	810	905	775	880

Total capex	US$m	19.5	75.0	100.5	31.5	9.0	18.2

Notes: Based on US$1,250/oz gold and construction of the overland conveyor in 2019/20

Advisors

In connection with this transaction, BMO Capital Markets and Taurum International acted as financial advisors and McMillan LLP acted as legal counsel to Asanko. Fasken Martineau DuMoulin LLP acted as legal counsel to Gold Fields.

Notes:

1 Non-GAAP Performance Measures

The Company has included certain non-GAAP performance measures in this press release, including all-in sustaining costs per gold ounce ("AISC"). These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The Company has adopted the World Gold Council's guidance for reporting of AISC. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion for each ounce of gold sold.

Qualified Persons

Frederik Fourie, Asanko Senior Mining Engineer (Pr.Eng.) is the Asanko Qualified Person, as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure), who has approved the preparation of the mining technical contents of this news release.

Management Conference Call & Webcast Details - 9am ET on Thursday, March 29, 2018

A presentation is available at: www.asanko.com.

Conference Call:

US/Canada Toll Free:        (800) 909-4985
UK Toll Free:                       08004960445
International:                     +1 (212) 231-2929

Webcast:

Please click on the link:   https://cc.callinfo.com/r/144darwuupsw3&eom

Replay:

A recorded playback will be available approximately two hours after the call until April 28, 2018:

US/Canada Toll Free:       800 558 5253
UK Toll Free:                       0800 692 0831
International:                    +1 416 626 4100
Passcode:                          21886753

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Rob Slater - Executive, Corporate Development and Strategy
Telephone: +27-11-467-2758
Email: rob.slater@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

About Gold Fields Limited

Gold Fields Limited is a globally diversified gold producer with seven operating mines in Australia, Ghana, Peru and South Africa, and a total attributable annual gold-equivalent production of approximately
2.2 million ounces. It has attributable gold Mineral Reserves of around 49 million ounces and gold Mineral Resources of around 104 million ounces. Attributable copper Mineral Reserves total 764 million pounds and Mineral Resources 4,881 million pounds. Gold Fields has a primary listing on the Johannesburg Stock Exchange (JSE) Limited, with secondary listings on the New York Stock Exchange (NYSE) and the Swiss Exchange (SIX).

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the completion of announced agreements including the agreement with Gold Fields, estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Asanko uses certain terms, such as, "measured mineral resources", "indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).